AI tech stocks are hot—can this artist keep up? Inbox ×

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hi Sam,

One of the biggest stories over the past few years has been the meteoric rise of tech stocks amid advancements in AI. Apple, Microsoft, and NVIDIA all became the first publicly traded companies to ever cross $3 trillion in market capitalization this year.

What's interesting is that in some cases, certain artists' markets have median appreciation rates that actually keep up with the median returns on these historic blue-chip stocks. Look at Peter Doig:


-1.5%
8.9%
19.8%
25.3%
31.1%
Microstrategy
Microsoft
Peter Doig
Apple
NVIDIA

His median appreciation has outpaced MicroStrategy and Microsoft overall from 1999-2023. And he's just over 5.5 percentage points behind Apple, the most valuable publicly-traded company for more than a decade and the first company to ever cross a $3 trillion market cap.

Remember, this dataset stretches back nearly 30 years, across some of the biggest tech booms and stock bull runs in history—and Doig has still kept pace.

Our Doig is available for just $638k. Invest here, or view the offering circular below.

P.S. Doig designed an entire line for luxury designer Dior a few years ago—and we got our hands on a silver bracelet he made. Check out Doig's offering and you'll be automatically entered to win.


GIVEAWAY
DIOR

Thanks,

Anthony DeSimone

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Investor Relations

M A S T E R W O R K S

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281